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Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

        Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON MARCH 8, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION, ISSUED THE FOLLOWING PRESS RELEASE:

NEWS RELEASE
For Immediate Release

CNT AND DIRECTORS RECEIVE PURPORTED CLASS ACTION LAW SUIT

        Minneapolis, MN, March 8, 2005—CNT (NASDAQ:CMNT) announced today that the Company and each of its directors, Thomas G. Hudson, Patrick W. Gross, Erwin A. Kelen, Kathleen Earley, John A. Rollwagen, Bruce Ryan, and Renato A. DiPentima have been named as defendants in a summons and complaint received by the Company on Monday March 7, 2005, with respect to a purported shareholder class action lawsuit. The lawsuit is brought in Minnesota State Court and claims that the directors have breached their fiduciary duties to the Company's shareholders in connection with their actions in agreeing to the proposed merger with McDATA Corporation. The plaintiff seeks various forms of injunctive relief, including an order enjoining the Company and the directors from consummating the merger with McDATA, together with damages. CNT and its directors believe the lawsuit is without merit and plan to vigorously defend against the claims.

About CNT

        CNT is the expert in today's most cost-effective and reliable storage networking solutions. For over 20 years, businesses around the world have depended on us to improve business efficiency, increase data availability and manage their business-critical information. CNT applies its technology, products and expertise in open storage networking architecture and business continuity to help companies build end-to-end solutions consisting of analysis, planning and design, multi-vendor integration, implementation and ongoing remote management of the SAN or storage infrastructure. For more information, visit CNT's web site at http://www.cnt.com or call 763-268-6000.

        All brand names and product names are trademarks or registered trademarks of their respective companies.

For Additional Information, Contact:
Greg Barnum, VP of finance & CFO 763-268-6110; greg_barnum@cnt.com	Gail Greener, VP of Marketing 763-268-6791; gail_greener@cnt.com

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth, Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.

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CNT AND DIRECTORS RECEIVE PURPORTED CLASS ACTION LAW SUIT